

September 22, 2020

Peter D. Aquino
Chairman and Chief Executive Officer
Spartacus Acquisition Corporation
6470 East Johns Crossing, Suite 490
Duluth, GA 30097

>   **Re: Spartacus Acquisition Corporation**
>   **Draft Registration Statement on Form S-1**
>   **Submitted August 31, 2020**
>   **CIK 0001822553**

Dear Mr. Aquino:

We have reviewed your draft registration statement and have the following comment. In our comment, we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe that our comment applies to your facts and circumstances or do not believe an that amendment is appropriate, please tell us why in your response.

After reviewing the information that you provide in response to the comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted August 31, 2020

Our amended and restated certificate of incorporation..., page 54

1. We note your disclosure that your exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act. Please ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.

You may contact Melinda J. Hooker, Staff Accountant, at (202) 551-3732 or Anne M. McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at

(202) 551-3728 or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Douglas S. Ellenoff, Esq.